Exhibit 99.1

Enerplus Releases its 2020 ESG Report

CALGARY, AB, Sept. 16, 2020 /CNW/ - Enerplus Corporation ("Enerplus", or the "Company") (TSX & NYSE: ERF) today announced the release of its 2020 ESG report, which details the Company's continued integration of environmental, social and governance ("ESG") issues into its strategy. Following a materiality assessment in 2019, Enerplus prioritized ESG focus areas that are the most financially impactful to the organization with respect to reducing risk and enhancing long-term business resilience and profitability. The Company has established objectives or targets relative to each focus area with strategic oversight assigned to the Enerplus board of directors. The report is available on Enerplus' website at www.enerplus.com.

Highlights of Enerplus' ESG Performance

  Enerplus is on track to reduce its per barrel greenhouse gas ("GHG") emissions intensity by 20% to 25% in 2020, relative to its 2019 baseline, significantly exceeding the Company's original target of 10%(1).
  The Company has established a 2030 GHG emissions intensity reduction target of 50%(1).
  Approximately 74% of water produced from the Company's operations was reused in 2019 and Enerplus is on track to exceed its 2020 water reuse target in North Dakota.
  The Company has established a target to achieve a 50% reduction in freshwater use per well completion by 2025.
  Enerplus has committed to reduce its lost time injury frequency ("LTIF") by 25%, on average, from 2020 to 2023, relative to its 2019 baseline of 0.24. To date in 2020, LTIF has improved over 50% versus 2019.
(1) Enerplus' GHG emissions reduction targets address scope 1 and 2 emissions.

Enerplus has established additional goals and objectives across its ESG focus areas, which are discussed in detail within the report.

The report has been prepared in accordance with the Sustainability Accounting Standards Board (SASB) and Global Reporting Initiatives (GRI) disclosure frameworks. In addition, the report was prepared in alignment with the International Petroleum Industry Environmental Conservation Association's (IPIECA) Oil and gas industry guidance on voluntary sustainability reporting. Enerplus recognizes the Task Force on Climate Related Financial Disclosure (TCFD) recommended guidelines on disclosures and is working toward understanding how these can be integrated into its ESG strategy and future reporting.

Advisory Forward-Looking Information
This document contains certain forward-looking statements and forward-looking information (collectively referred to as "forward-looking information") within the meaning of applicable securities legislation regarding current expectations, estimates and projections about the future, based on certain assumptions made by Enerplus in light of its experience and perception of historical trends. Although Enerplus believes the expectations represented by such forward-looking information are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking information as actual results may differ materially from those expressed or implied. Forward-looking information in this document includes statements about pursuing and achieving targets, commitments and ambitions for Enerplus' ESG focus areas and, in particular and without limiting the generality of the foregoing, Enerplus' progress towards 2020 and its 2030 GHG emissions intensity reduction target, Enerplus' expectation regarding exceeding its 2020 and regarding its 2025 target for reduction in freshwater use in Enerplus' well completion operations in North Dakota, its 2023 targets regarding LTIF, and Enerplus' ability to achieve its targets, goals and objectives.

The forward-looking information contained in this press release reflects several material factors and expectations and assumptions of Enerplus including, without limitation: in respect of Enerplus' GHG emissions intensity reduction target and reduction in freshwater use in its North Dakota operations in 2020 and in the future, Enerplus' ability to conduct its operations and achieve results of operations as anticipated, including in respect of effectiveness of its operational planning pertaining to its flaring; the successful implementation of Enerplus' proposed or potential strategies and plans to reduce GHG emissions and freshwater use; projected capital investment levels, the flexibility of Enerplus' capital spending plans and the associated source of funding; and Enerplus' ability to otherwise access and implement all technology necessary to achieve its 2020 and future GHG emissions and freshwater use reduction targets, the development and performance of technology and technological innovations and the future use and development of technology and associated expected future results; current commodity price and cost assumptions; the general continuance of current or, where applicable, assumed industry conditions; the continuation of assumed tax, royalty and regulatory regimes; Enerplus' ability to otherwise access and implement all technology necessary to achieve its targets, commitments and initiatives, the development and performance of technology and technological innovations and the future use and development of technology and associated expected future results; continuing collaboration with certain regulatory and environmental groups; the accuracy of the estimates of Enerplus' reserves and resources volumes; the continued availability of adequate debt and/or equity financing, cash flow and other sources to fund Enerplus' capital and operating requirements; availability of third party services; and the extent of its liabilities.

The forward-looking information included in this press release involves known and unknown risks, uncertainties and other factors including, without limitation: Enerplus' ability to develop, access or implement some or all of the technology necessary to efficiently and effectively operate assets and achieve expected future results, including in respect of GHG emissions, freshwater use reduction and health and safety targets; the development and execution of implementing strategies to meet Enerplus' targets; impediments generally to Enerplus' operations in respect of Enerplus meeting its targets and commitments as they relate to its ESG focus areas; changes, including future decline, in commodity prices; changes in realized prices for Enerplus' products; changes in the demand for or supply of Enerplus' products; unanticipated operating results, results from Enerplus' capital spending activities or production declines; changes in tax or environmental laws, royalty rates or other regulatory matters; changes in development plans by Enerplus or by third party operators of Enerplus' properties; increased debt levels or debt service requirements; changes in estimates of Enerplus' oil and gas reserves and resources volumes; limited, unfavourable or a lack of access to capital markets; increased costs; a lack of adequate insurance coverage; the impact of competitors; reliance on industry partners; failure to complete any anticipated acquisitions or divestitures; and certain other risks detailed from time to time in Enerplus' public disclosure documents (including, without limitation, those risks identified in its most recent quarterly management's discussion and analysis and its annual information form, management's discussion and analysis, and Form 40-F at December 31, 2019).

Readers are cautioned that the foregoing lists are not exhaustive and are made as at the date hereof. Enerplus disclaims any intention or obligation to update or revise any forward-looking statements in this press release as a result of new information or future events, except as may be required under applicable U.S. federal securities laws or applicable Canadian securities legislation.

For further information, including financial and operating results and the most recent corporate presentation, please visit www.enerplus.com or phone 1-800-319-6462. Shareholders may, upon request, obtain a hard copy of Enerplus' complete audited financial statements free of charge.

About Enerplus
Enerplus is an independent North American oil and gas exploration and production company focused on creating long-term value for its shareholders through a disciplined, returns-based capital allocation strategy and a commitment to safe, responsible operations.

Ian C. Dundas
President & Chief Executive Officer
Enerplus Corporation

SOURCE Enerplus Corporation

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CNW 06:00e 16-SEP-20